UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of April 2011
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated April 25, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  April 25, 2011

Exhibit No.	Description

1	Press release, dated April 25, 2011

EXHIBIT 1

Jinpan Announces Land Acquisition to Expand Operations;
-- Company to Build New Manufacturing Facility in Guilin--

CARLSTADT, N.J., April 25, 2011

CARLSTADT, N.J., April 25, 2011 /PRNewswire/ -- Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers for power distribution, today announced it has acquired all of the equity interests in Guilin Jun Tai Fu Construction and Development Co. Ltd. ("JTF"), a P.R.C, corporation, from JTF's parent company, Guilin Jin Fu Investment Co. Ltd.

JTF currently holds the property rights to thirty-eight (38) acres of land in the city of Guilin, Guangxi Province. JTF's primary asset is this acreage, which it acquired through a public auction process. JTF is also in the process of acquiring an adjacent lot consisting of forty-four (44) acres, the acquisition of which is not yet complete. The cost of acquiring JTF's equity interests is RMB 15 million (approximately $2.3 million U.S. Dollars at an exchange rate of US$1 = RMB 6.53). The Company also assumed RMB 44.2 million (approximately US$ 6.7 million) of debt that JTF owes to its parent company.

The Company intends to build a large scale manufacturing and research and development facility on the site of the acquired land in several phases over the course of the next five years. The new facility, once fully completed, is expected to have a cast resin transformer manufacturing capacity of approximately 12 million KVA and substantial capacity for manufacturing other electrical distribution products for renewable energy and smart grid applications.

The Company's goal for this new facility over the next five years is to add additional manufacturing capacity for existing product lines, primarily comprised of cast resin transformers, high and low voltage switchgears, and transformer substations. In addition, the Company also plans to develop and manufacture other power distribution equipment for renewable energy and smart grid applications. The Company expects to introduce new renewable energy and smart grid products to the market gradually as the Company continues to expand its research and development, manufacturing capabilities and sales networks. At this time, the Company plans to finance the cost of land acquisition and construction of the new facility using a combination of cash generated from operations and debt financing in China.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented on the acquisition as follows: "Given the long-term demand and investment in smart grids and electrical equipment in China and around the world, it is important for us to address our manufacturing capacity in the coming years in order to capitalize on future growth trends. Based on estimated demand for our transformer products over the next several years, we believe that it is critical to expand our production capacity to support our growth.

Further, establishing a new operational base in South Western China will allow us to benefit from attractive land and labor costs, China's accelerating urbanization, and the Chinese government's focus on developing the country's western regions, which includes a series of policy initiatives that can drive a significant amount of infrastructure development, leading to additional growth in demand for our electrical equipment.

With the development of this new manufacturing facility, the Company will be in a position to combine almost two decades years of experience with new advanced manufacturing technologies and know-how in order to build a highly automated, low cost manufacturing facility for high quality products. This expansion provides us with a strong foundation to support the Company's growth initiatives for many years to come. We look forward to providing further periodic updates to our investors about this new facility."

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2009 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Jinpan International Ltd.

CONTACT:Investor Contact Information: At Jinpan International Ltd., Mark Du, Chief Financial Officer, +1-201-460-8778; or At ICR, Inc.: In U.S., Bill Zima, +1-203-682-8233 http://www.prnewswire.com